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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65705

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AQUILLIAN INVESTMENTS, INC.

OFFICIAL USE ONLY
124658
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Frank H Ogawa Plaza
(No. and Street)

Oakland (City) CA (State) 94612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Dunn 877-839-3224
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILSON MARKLE STUCKEY HARDESTY & BOTT
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle #200 (Address) Larkspur (City), CA (State) 94939 (Zip Code)

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 23 2005
WASH. DC
152

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Nixon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AQUILLIAN INVESTMENTS, INC., as of December 31, 2004, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James Nixon
Signature

Chair, CEO
Title

Howard Leong 2/15/05
Notary Public

HOWARD LEONG
COMM. # 1362761
NOTARY PUBLIC – CALIFORNIA
ALAMEDA COUNTY
My Comm. Expires JUN 28, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aquillian Investments, Inc.
(formerly Progressive Trade Securities, Inc.)

Financial Statements

and Supplemental Information

Year ended December 31, 2004

with

Reports of Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors

The Board of Directors
Aquillian Investments, Inc.

We have audited the accompanying statement of financial condition of Aquillian Investments, Inc. (formerly Progressive Trade Securities, Inc.), as of December 31, 2004, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the management of Aquillian Investments, Inc. Our responsibility is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aquillian Investments, Inc. (formerly Progressive Trade Securities, Inc.) as of December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was primarily for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the same auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
February 9, 2005

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.wmshb.com

Aquillian Investments, Inc.
(formerly ProgressiveTrade Securities, Inc.)

Statement of Financial Condition
December 31, 2004

Assets

Current assets		
Cash and cash equivalents	$	6,541
Total current assets		6,541
Total assets	$	6,541

Liabilities and Stockholders' Equity

Accounts payable and accrued liabilities	$	200
Total current liabilities		200
Stockholders' equity		
Common stock, $.00001 par value, 10,000,000 shares authorized, 7,701,932 shares issuable		351,901
Accumulated deficit		(345,560)
Total stockholder's equity		6,341
Total liabilities and stockholders' equity	$	6,541

See accompanying notes

Aquillian Investments, Inc.
(formerly ProgressiveTrade Securities, Inc.)

Statement of Operations
Year ended December 31, 2004

Revenues	$	-
Expenses		
Research and consulting fees		17,397
Regulatory fees and expenses		3,156
Rent, office and other expenses		3,979
Total expenses		24,532
Net loss	$	(24,532)

See accompanying notes.

Aquillian Investments, Inc.
(formerly ProgressiveTrade Securities, Inc.)

Statement of Stockholders' Equity
Year ended December 31, 2004

	Common stock Shares		Common stock Amount		Accumulated deficit		Total stockholders' equity
Balances, December 31, 2003	7,591,249	$	328,031	$	(321,028)	$	7,003
Additions to common stock	110,683		23,870		-		23,870
Net loss	-		-		(24,532)		(24,532)
Balances, December 31, 2003	7,701,932	$	351,901	$	(345,560)	$	6,341

See accompanying notes.

Aquillian Investments, Inc.
(formerly ProgressiveTrade Securities, Inc.)

Statement of Cash Flows
Year ended December 31, 2003

Cash flows from operating activities		
Net loss	$	(24,532)
Adjustments to reconcile net loss to net cash used by operating activities		
Decrease in prepaid expenses and other current assets		200
Incease in accounts payable and accrued liabilities		200
Net cash used by operating activities		(24,332)
Cash flows from financing activities		
Sale of common stock		23,870
Net cash provided by financing activities		23,870
Net decrease in cash and cash equivalents		(462)
Cash and cash equivalents, beginning of year		6,803
Cash and cash equivalents, end of year	$	6,341

See accompanying notes.

Aquillian Investments, Inc.
(formerly Progressive Trade Securities, Inc.)

Notes to Financial Statements
December 31, 2004

Note 1 – Basis of presentation and summary of significant accounting policies

Basis of presentation

The accompanying financial statements include the accounts of Aquillian Investments, Inc. (formerly Progressive Trade Securities, Inc.) (the "Company").

In January 2005, the Company received approval for a name change from Progressive Trade Securities, Inc. to Aquillian Investments, Inc.

The Company was incorporated in California on November 1, 2000, and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers ("NASD").

Basis of presentation

The Company remains in its formation stage and has had no revenues to date.

Basis of accounting

The financial statements of the Company have been prepared under accounting principles generally accepted in the United States and reflect the following significant policies.

Cash and cash equivalents

For purposes of the statement of cash flows, cash and cash equivalents consist of amounts on deposit with a commercial bank in a checking account available on demand.

Fair value of financial instruments

Substantially all assets and liabilities carried at historical cost or contract value approximate fair value due to their relative short-term nature.

Note 1 – Basis of presentation and summary of significant accounting policies (continued)

Advertising costs

Costs incurred for producing and communicating advertising will be expensed when incurred.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Income taxes

The Company provides for income taxes for all transactions that have been recognized in the financial statements, determined in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." As of December 31, 2004, the Company had a deferred tax asset that has been fully offset by a valuation allowance. The deferred tax asset consists of a net operating loss carryforward of approximately $345,000. The carryforward expires from 2022 to 2024, if not utilized. Utilization of the loss carryforward is subject to annual limitation in the event of an ownership change as provided in Internal Revenue Code Section 382.

Aquillian Investments, Inc.
(formerly Progressive Trade Securities, Inc.)

Notes to Financial Statements
December 31, 2004

Note 3 – Net capital requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC (the "Rule"). The Rule requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 12.5% of aggregate indebtedness, as defined under the Rule.

As of December 31, 2004, the Company had net capital, as defined under the Rule, of $6,341, which exceeded the minimum requirement of $5,000 by $1,341. The Company's aggregate indebtedness, as defined under the Rule, was $200.

Note 4 – Rent and office expense

The Company occupies office facilities and receives certain office support provided by one of its stockholders. Payments for rent and office support are on a month-to-month basis and totaled $1,200 for the year ended December 31, 2004.

Note 5 – Common stock

Common shares outstanding in the accompanying financial statements reflect the amount of shares issuable based on cash contributions received to date.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Aquillian Investments, Inc.
(formerly Progressive Trade Securities, Inc.)

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year ended December 31, 2004

Balance, December 31, 2003	$ -
Increases (decreases)	-
Balance, December 31, 2004	$ -

Aquillian Investments, Inc.
(formerly Progressive Trade Securities, Inc.)

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2004

Net Capital	
Total stockholder's equity	$ 6,341
Adjustments to net capital pursuant to Rule 15c3-1:	
Non-allowable assets	
Net capital	$ 6,341
Total Aggregate Indebtedness	
Total aggregate indebtedness	$ 200
Computation of Basic Net Capital Requirement	
Minimum net capital required (6.67% of total aggregate indebtedness)	$ 13
Minimum dollar net capital requirement of reporting broker-dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 1,341
Percentage of aggregate indebtedness to net capital	-%

Statement pursuant to paragraph (d)4 of Rule 17a-5 at December 31, 2004

There is no material difference between this net capital computation pursuant to Rule 15c3-1 and the corresponding computation included in the Company's unaudited Part IIA FOCUS Report filing.

Aquillian Investments, Inc.
(formerly Progressive Trade Securities, Inc.)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

Aquillian Investments, Inc.
(formerly Progressive Trade Securities, Inc.)

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2004

A supplementary report pursuant to Rule 17a- 5(d)(4) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Internal Accounting Control
Required by SEC Rule 17a-5

The Board of Directors and Stockholders
Aquillian Investments, Inc.

We have audited the financial statements of Aquillian Investments, Inc. (formerly Progressive Trade Securities, Inc.) for the year ended December 31, 2004, and have issued our report thereon dated February 9, 2005. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also studied the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 10 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆ ◆ Fax: 415-925-1140 ◆ ◆ Internet: www.wmshb.com

safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Aquillian Investments, Inc. (formerly Progressive Trade Securities, Inc.), taken as a whole. No condition that may be considered a material weakness came to our attention during our study and evaluation.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
February 9, 2005